PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 11
COMPUTATION OF PER SHARE EARNINGS
(Unaudited; $ in millions except per share amounts)

	First Quarter
	2006	2005

Income from continuing operations	$350.7	377.4
Income (loss) from discontinued operations	(16.9)	9.3

Net income	$333.8	386.7
Preferred stock dividends	—	(3.4)

Net income applicable to common shares	$333.8	383.3

Basic:
Weighted average common shares outstanding*	202.0	191.5

Diluted:
Weighted average common shares outstanding*	202.0	191.5
Weighted average common stock equivalents — stock options*	0.4	1.2
Weighted average common stock equivalents — restricted stock*	1.0	0.8
Weighted average conversion of mandatory convertible preferred stock*	—	8.3

Diluted weighted average number of common shares outstanding*	203.4	201.8

Basic earnings per common share:*
Income from continuing operations	$1.73	1.95
Income (loss) from discontinued operations	(0.08)	0.05

Basic earnings per common share	$1.65	2.00

Diluted earnings per common share:*
Income from continuing operations	$1.72	1.87
Income (loss) from discontinued operations	(0.08)	0.05

Diluted earnings per common share	$1.64	1.92

*	Weighted average shares outstanding and earnings per common share for the 2005 first quarter have been adjusted to reflect the March 10, 2006, stock split. (Refer to Note 13, Shareholders’ Equity, to our unaudited March 31, 2006, Consolidated Financial Information for further discussion.)